Exhibit 99.1

SPI Energy Co., Ltd. Announces Receipt of Delinquency Notice From NASDAQ

Hong Kong, Jan. 13, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that it received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”) on January 10, 2017 indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules (“Listing Rules”) for continued listing due to the Company’s failure to file with the Securities and Exchange Commission under Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) an interim balance sheet and income statement as of the end of its most recently completed second quarter (June 30, 2016). Pursuant to Listing Rule 5250(c)(2), the Company was required to file such Form 6-K no later than six months following the end of the Company’s second quarter on December 31, 2016 (the “Due Date”). As of the date of this press release, the Company has not yet filed the required Form 6-K.

The Notice has no immediate effect on the listing of the Company’s securities. Pursuant to the Notice, the Company has 60 days from the date of the Notice, or until March 13, 2017, to submit a plan to regain compliance with the Listing Rules.  If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the Due Date, to regain compliance with the Listing Rules.  The Company is working diligently on its plan to regain compliance and intends to comply with the time periods afforded in the Notice.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) is a global clean energy market place for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale, residential/commercial solar power and storage projects, and clean energy solution provider in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: www.spisolar.com, www.solarbao.com, or www.solartao.com.

For investors and media inquiries please contact:

Investor Relations Department

SPI Energy Co., Ltd.

pearl.peng@spisolar.com

+852 2291 6020

Tony Tian, CFA
Weitian Group LLC
tony.tian@weitian-ir.com

+1 732 910 9692